

Richard Prince (b.1949)

Download deal sheet



Richard Prince is an important and controversial contemporary American artist known for his contributions to Appropriation art.

WATCH VIDEO

Initial Offering Price

$2,221,000

SEC.GOV

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



$5.0m
$4.0m
$3.0m
$2.0m
$1.0m
$0.0m
92
96
00
04
08
12
16
20
24

Price Appreciation of Similar Works[2]

24.7%

Sharpe Ratio watch video

All Art	0.48
S&P 500	0.55
Richard Prince	▲0.41

28% Progress

INVEST NOW

WHY WE LIKE THIS PAINTING

MASTERWORKS

02:18

- Executed in 1988, the Painting belongs to the series of early monochromatic "Joke" series, which Prince began in 1987, whereby he mechanically reproduced jokes on monochromatic canvases through the use of silkscreens.
- Examples of Prince's monochromatic "jokes" similar to the Painting are included in the collections of several important public institutions, including the Museum of Modern Art in New York, the Whitney Museum of American Art in New York, and The Broad museum in Los Angeles, among others.
- The small, colored text placed against a background of contrasting color may be interpreted as a subversion of traditional abstraction, particularly the expansive quality of earlier Color Field paintings made by Mark Rothko and Barnett Newman.
- As of September 20, 2022, "Joke" paintings from the same period as the Painting have achieved prices in excess of $3.5 million at auction, including: *All I've Heard* (1988), which is slightly smaller than the Painting, and sold for $3,630,000 in November 2021, *When I was 15* (1989), an example on a bright pink ground, which sold for $4,212,500 in November 2018, and *Untitled (Jokes)* (1989), which features two repeated jokes, sold for $4,757,000 in May 2016, and is the top auction record for a "Joke" painting.
- Our acquisitions team has reviewed nearly 60 examples of work by Richard Prince from around the world, some of which are priced in excess of $5 million. Of these 60 works, this is the first one we have selected to be offered on the Masterworks platform.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$38,753,724	66

RICHARD

PRINCE

b. 1949, PANAMA CANAL ZONE



$2,221,000

INITIAL OFFERING

24.7%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Silkscreen ink on canvas | 66 × 54 in. (168 × 137 cm.)

Richard Prince is an important and controversial contemporary American artist known for his contributions to Appropriation art.

The Painting is a characteristic example of Richard Prince's use of appropriation to generate comedic dialogues between art and culture, while simultaneously exploring the concept of authorship. Prince began his iconic series of "Joke" paintings in 1984, through the assemblage of gag cartoons and jokes sourced primarily from books and magazines, which he reproduced on paper and later canvas. Executed in 1988, the Painting belongs to the series of early monochromatic "Jokes," which Prince began in 1987, when he adopted a more reductive stylistic approach, removed the cartoon imagery, and mechanically reproduced the jokes on monochromatic canvases through the use of silkscreens. The Painting features a punchy two-line joke rendered in a pink Helvetica font, silkscreened on a vibrant marigold ground. The diminutive colored text placed against a contrasting background may be interpreted as a subversion of the long-standing formal language of abstraction, particularly the expansive quality of earlier Color Field paintings made by Mark Rothko and Barnett Newman. The Painting's witty gag, which is lifted from the popular vernacular, injects both humor and pointed commentary into a traditionally serious and intellectual artistic tradition - painting. Examples of Prince's monochromatic "jokes" similar to the Painting are included in the collections of several important public institutions, including the Museum of Modern Art in New York, the Whitney Museum of American Art in New York, and The Broad museum in Los Angeles, among others. As of September 23, 2022, *Joke* paintings from the same period as the Painting have achieved prices in excess of $3.6 million at auction. *All I've Heard* (1988), which is slightly smaller than the Painting, sold for $3,630,000 on November 9, 2021 at Christie's, New York, *When I was 15* (1989), an example on a bright pink ground, sold for $4,212,500 on November 15, 2018 at Christie's, New York, and *Untitled (Jokes)* (1989), which features two repeated jokes, sold for $4,757,000 on May 10, 2016 at Christie's, New York and, as of September 23, 2022, is the top auction record for a *Joke* painting. The Painting's subject, period, and execution make it a

AS OF SEPTEMBER 23, 2022, THE ARTIST'S TOP AUCTION RECORDS ARE LED BY *RUNAWAY NURSE* (2005–2006), WHICH SOLD FOR HKD 93,986,000 ($12,107,182) AT SOTHEBY'S, HONG KONG, ON JUNE 18, 2021 AFTER HAVING BEEN PREVIOUSLY SOLD FOR $9,685,000 AT CHRISTIE'S, NEW YORK, ON MAY 10, 2016, AND *OVERSEAS NURSE* (2002), WHICH SOLD FOR £4,241,250 ($8,454,931) AT SOTHEBY'S, LONDON, ON JULY 1, 2008.

commercial and desirable work by Richard Prince.

Richard Prince has exhibited at numerous prominent public institutions, including the Institute of Contemporary Arts in London, the Whitney Museum of American Art in New York, and the MAK Center for Art and Architecture in Los Angeles, among others. His work has been included in the Vienna International Biennial (1981), the São Paolo Biennial (1983), the Whitney Biennial (1985, 1987, 1997, and 2004), the Sydney Biennial (1986), the Venice Biennale (1988 and 2007), and Documenta IX (1992). In 2007, the Solomon R. Guggenheim Museum in New York mounted a survey of Prince's work, titled "Richard Prince: Spiritual America," which traveled to the Walker Art Center in Minneapolis and the Serpentine Gallery in London. The artist's work can be found in the permanent collections of the Museum of Modern Art, New York, the Modern Art Museum of Fort Worth, TX, the San Francisco Museum of Modern Art, the Museum of Fine Arts, Boston, and the Victoria and Albert Museum, London, among many others. As of September 23, 2022, the artist's top auction records are led by *Runaway Nurse* (2005-2006), which sold for HKD 93,986,000 ($12,107,182) at Sotheby's, Hong Kong, on June 18, 2021 after having been previously sold for $9,685,000 at Christie's, New York, on May 10, 2016, and *Overseas Nurse* (2002), which sold for £4,241,250 ($8,454,931) at Sotheby's, London, on July 1, 2008.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5.0M
$3.8M
$2.5M
$1.3M
1992
1994
1996
1998
2001
2003
2005
2008
2010
2012
2014
2017
2019
2021

Richard Prince (b. 1949, Panama Canal Zone) is an important and controversial contemporary American artist known for his contributions to Appropriation art. He was born in the Panama Canal Zone where his parents worked for the United States' Office of Strategic Services, and moved to a suburb of Boston where his family relocated in 1954. After graduating high school in 1967, Prince attended Nasson College, a private liberal arts college in Maine. In 1973, after a failed attempt to enroll at the San Francisco Art Institute, Prince moved to New York City. There he took a job at the Time-Life Building, where he organized and prepared magazine clippings for staff writers, and it was this early experience that fostered a long standing interest in mass media and advertising imagery. Prince's early works employed leftover clippings from his magazine job, which he rephotographed and configured into various compositions. His deliberate recontextualization of appropriated imagery, largely culled from popular culture, situated him alongside other emerging appropriation artists of the time, such as Barbara Kruger and Sherrie Levine. Collectively, these artists belong to a loosely affiliated group known as The Pictures Generation, and they used appropriation as a means of exploring the constructed nature of images.




I'm always kidding about my wife says the
bartender. "Everytime I introduce her to anybody
they say, "Are you kidding?"

RICHARD PRINCE




I'm always kidding about my wife says the
bartender. "Everytime I introduce her to anybody,
they say, "Are you kidding?"

IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Richard Prince with the following criteria: monochromatic "Joke" paintings executed between 1987 and 1994, that measure 40 inches by 40 inches to 80 inches by 80 inches. "Fireman and a Drunk" (1989) was excluded from the comparative set due to its atypical horizontal format. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied: 10% inclusive applied to "Untitled (Every Window in the Place)" (1987), which sold on November 14, 2020. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 24.7% CAGR implied from selected sales occurring from November 18, 1992 to November 9, 2021.

The information contained on the Masterworks.io web site has been prepared by Masterworks without reference to any particular user's investment requirements or financial situation. Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a Masterworks offering. All investments involve risk, including the risk of the loss of all of your invested capital. Please consider carefully the investment objectives, risks, transaction costs, and other expenses related to an investment prior to deciding to invest. Diversification and asset allocation do not ensure profit or guarantee against loss. Investment decisions should be based on an individual's own goals, time horizon, and tolerance for risk.

YOU MUST CAREFULLY REVIEW THE RELEVANT MASTERWORKS OFFERING CIRCULAR AND OFFERING STATEMENT BEFORE DECIDING TO INVEST.

Investment overviews on the Masterworks.io website contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more detailed discussions contained in the respective Offering Circular filed with SEC or other offering materials relating to such investment opportunity.

An indication of interest involves no obligation or commitment of any kind by either party. By using this website, you accept the Masterworks.io Terms of Use and Privacy Policy. Any person interested in investing in any Masterworks offering should review our disclosures and the most recent publicly filed offering statement relating to that offering, a copy of which will be available on this website (www.masterworks.io), or as available on the SEC'S EDGAR web site.

Masterworks is not registered, licensed, or supervised as a broker dealer or investment adviser by the SEC, the Financial Industry Regulatory Authority (FINRA), or any other financial regulatory authority or licensed to provide any financial advice or services. Certain equity owners of Masterworks operate in their capacity as a "principal" to Masterworks platform transactions pursuant to SEC Rule 3a4-1.

Masterworks does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.

Masterworks.io, LLC is located at 225 Liberty Street, 29th Floor, New York NY, 10281.

Certain Masterworks associated persons solicit in connection with Masterworks offerings in their capacities as registered representatives of Independent Brokerage Solutions LLC ("IndieBrokers") or Arete Wealth Management, LLC ("Arete"), or in their capacity as a "principal" to the transaction pursuant to SEC Rule 3a4-1. Each of IndieBrokers and Arete is a registered broker dealer, a member of FINRA and a member of SIPC. Masterworks.io and its affiliates are independent and unaffiliated with IndieBrokers and Arete. To check the background of IndieBrokers and Arete and their respective representatives, visit FINRA's BrokerCheck. IndieBrokers is located at 485 Madison Ave, 15th Floor, New York, NY 10022 and Arete is located at 1115 W Fulton Market, 3rd Floor, Chicago, IL 60607. Investors solicited through a representative of IndieBrokers will find a brief summary of their relationship with IndieBrokers on the IndieBrokers Form CRS and investors solicited through a representative on Arete will find a brief summary of their relationship with Arete on the Arete Form CRS.

This website contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.